[redacted]

ASX 2/26

UNIT
SECURITIES AND I 09055581
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response...12.00

PROCESSED
MAR 04 2009
THOMSON REUTERS

SEC FILE NUMBER
[illegible]

8-67667

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **TTBD, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 South Riverside Plaza, Suite 1000
(No. and Street)

Chicago (City) **Illinois** (State) **60606** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Glendinning **312-268-1615**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive (Address) **Chicago** (City) **Illinois** (State) **60606** (Zip Code)

SEC Mail Processing Section
FEB 24 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Brent E. Glendinning, affirm (or swear) that to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to TTBD, LLC for the year ended December 31, 2008, are true and correct. I further affirm (or swear) that neither the Company nor any officer or director has any propriety interest in any account classified solely as that of a customer.

Signature

Principal

Title

Jill P. Fitzpatrick

Notary Public

"OFFICIAL SEAL"
JILL P. FITZPATRICK
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12/9/2012

TTBD, LLC

(SEC I.D. No. 8-67667)

Financial Statement as of and for the Year Ended December 31, 2008, Independent Auditors' Report, and Supplemental Report on Internal Control Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC Document

TTBD, LLC

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENT:	
Statement of Financial Condition	2
Notes to Financial Statement	3–5
SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	6–7

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder
TTBD, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of TTBD, LLC (the "Company") a wholly owned subsidiary of Trading Technologies International, Inc. as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of TTBD, LLC and subsidiaries at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 19, 2009

TTBD, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

Cash	$ 49,626
Prepaids and deposits	1,170
TOTAL ASSETS	$ 50,796

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 948
Intercompany payable to Trading Technologies International, Inc.	24,000
Total liabilities	24,948
SHAREHOLDER'S EQUITY:	
Membership interest	56,000
Retained deficit	(30,152)
Total shareholder's equity	25,848
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 50,796

See notes to statement of financial condition.

1. GENERAL

Basis of Presentation — The accompanying financial statement includes the accounts of TTBD, LLC (the "Company"), a limited liability company and securities broker-dealer and the sole member of TT Securities Group, LLC (TTSG). TTSG is a wholly owned subsidiary of Trading Technologies International, Inc. (TTI). These financial statements has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Nature of Operations — The Company, a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). FINRA was created through the consolidation of the member firm regulatory functions of the National Association of Securities Dealers (NASD) and the New York Stock Exchange.

The Company licenses software and patents on a transactional fee basis for customers trading securities. FINRA compliance and SEC regulations require that a broker-dealer be registered when fee based structures are in place for trading securities on a transactional basis. The customers of the Company are primarily proprietary trading firms, investment banking firms, commercial banks, and derivative exchanges. These customers are located in the United States of America, Europe, Canada, Asia, and Australia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and disclosures in the accompanying notes. Actual results could differ from those estimates.

3. NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 157, *Fair Value Measurements*. This statement defines fair value in accounting principles generally accepted in the United States of America and expands disclosures about fair value measurements that are required or permitted under other accounting pronouncements. This statement was effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company's adoption of this statement had no impact on its financial position.

In February 2007, the FASB issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. This statement was effective as of the beginning of the first fiscal year beginning after November 15, 2007. Upon the Company's adoption of SFAS No. 159, it did not elect the fair value option for any assets or liabilities. Therefore, this statement had no impact on the Company's financial position.

In December 2007, the FASB issued FASB Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin (ARB) No. 51*.

FASB Statement No. 160 (a) amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary; (b) changes the way the consolidated income statement is presented; (c) establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation; (d) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (e) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interests of the noncontrolling owners of a subsidiary. FASB Statement No. 160 must be applied prospectively; however, the presentation and disclosure requirements must be applied retrospectively to provide comparability in the financial statements. Early adoption is prohibited. FASB Statement No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not believe adopting this new accounting principle will have a material impact on its financial position.

In March 2008, the FASB issued FASB Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities*. The statement amends FASB Statement No. 133 and requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. The statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is in the process of determining the impact of adopting this new accounting principle on its financial position.

In May 2008, the FASB issued FASB Statement No. 162, *The Hierarchy of Generally Accepted Accounting Principles*. FASB Statement No. 162 identifies the sources of accounting principles and the framework for selecting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. This statement is effective as of November 15, 2008. The Company has adopted this standard which had no impact on the Company's financial position.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined under the Rule.

At December 31, 2008, the Company had net capital, as defined under the Rule, of $24,678, which was $19,678 in excess of required net capital of $5,000. The Company's aggregate indebtedness, as defined under the Rule, was 101% of its net capital.

5. INCOME TAXES

The Company currently joins the Corporation and its other eligible domestic subsidiaries (the "Trading Technologies Group") in the filing of a consolidated federal income tax return. The Company had no liability for unrecognized tax benefits at December 31, 2008, and there was no activity related to unrecognized tax benefits during the year. The Company believes that it is reasonably possible that the liability balance will not significantly increase or decrease within the next 12 months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

The Company incurred no income taxes in 2008.

6. RELATED-PARTY TRANSACTIONS

The Company entered into an expense sharing agreement dated June 23, 2008, with TTI where TTI has agreed to be solely responsible for certain general and administrative expenses of TTBD and as such, TTI will be paid $2,000 per month by TTBD for being responsible for such expenses. During the year ended December 31, 2008, the Company incurred expenses under the expense sharing agreement of $24,000 and the related intercompany payment due to TTI of $24,000 is recorded on TTBD's statement of financial condition as of December 31, 2008. The Company did not receive any reimbursements from TTI during 2008.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 19, 2009

Board of Directors and Shareholder
TTBD, LLC
Chicago, Illinois

In planning and performing our audit of the financial statement of TTBD, LLC (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 19, 2009), in accordance with generally accepted auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END